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Axos Financial, Inc.
Investor Presentation

February 2, 2026

NYSE: AX

Safe Harbor



This presentation contains forward-looking statements that involve risks and uncertainties, including without limitation statements relating to Axos Financial, Inc.'s ("Axos") financial prospects and other projections of its performance and asset quality, Axos' deposit balances and capital ratios, Axos' ability to continue to grow profitably and increase its business, Axos' ability to continue to diversify its lending and deposit franchises, the anticipated timing and financial performance of other offerings, initiatives, and acquisitions, expectations of the environment in which Axos operates and projections of future performance. These forward-looking statements are made on the basis of the views and assumptions of management regarding future events and performance as of the date of this presentation. Actual results and the timing of events could differ materially from those expressed or implied in such forward-looking statements as a result of risks and uncertainties, including without limitation Axos' ability to successfully integrate acquisitions and realize the anticipated benefits of the transactions, changes in the interest rate environment, monetary policy, inflation, tariffs, government regulation, general economic conditions, changes in the competitive marketplace, conditions in the real estate markets in which we operate, risks associated with credit quality, our ability to attract and retain deposits and access other sources of liquidity, and the outcome and effects of litigation and other factors beyond our control. These and other risks and uncertainties detailed in Axos' periodic reports filed with the Securities and Exchange Commission, including its Annual Report on Form 10-K for the fiscal year ended June 30, 2025, Form 10-Q for the quarter ended December 31, 2025 and its last earnings press release, could cause actual results to differ materially from those expressed or implied in any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Axos undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. All written and oral forward-looking statements made in connection with this presentation, which are attributable to us or persons acting on Axos' behalf are expressly qualified in their entirety by the foregoing information.

Axos Financial's Three Divisions Provide the Foundation for Sustained Long-term Growth


Consumer Banking
Securities
Commercial Banking

Investment Thesis

- Diverse mix of assets, deposits, and fee income reduces risk and provides multiple growth opportunities in varying environments
- Asset-based lending at low loan-to-values has resulted in low historical credit losses
- Differentiated retail digital strategy from "online savings banks" or fin-tech competitors
- Structural cost advantage vs. traditional banks
- New business initiatives generate incremental growth
- Direct-to-consumer and securities clearing and custody businesses provide differentiated sources of growth
- Technology synergies among divisions reduce overall client acquisition and servicing costs

Diversified Sources of Lending, Deposits and Fee Income

	Consumer Banking	Commercial Banking	Securities
Lending	› Auto Lending › Single-Family Mortgages › Personal Unsecured	› Asset-Based Lending › C&I Lending › Commercial Real Estate Specialty Lending › Equipment Finance › Fund Finance › Lender Finance › Multifamily	› Margin Lending › Securities Lending › SBLOCs
Deposits	› Checking › Savings › Money Market › CDs › Bundled Products	› Cash and Treasury Management › HOA › Axos Fiduciary Services › Business Management › Payment Processing	› Cash Sweeps › Money Market
Fee Income	› Mortgage Banking	› Banking Fees › FX › Prepayment Fees › Operating Lease Income › Unused Line of Credit Fees	› Clearing Fees › Custody Fees › Mutual Fund/ETF Fees › Commissions › Investment Management Fees
Technology	› Universal Digital Bank	› ACE (Cash and TM) › Zenith (Business Management) › Unity (Fiduciary Services)	› Liberty › Axos Professional Workstation (APW)

axos

Axos is a Top Performer Versus Bank Peer Group

	Axos Bank	Peer Group[1]	Percentile
ROAA	1.69%	0.73%	91%
Return on Equity	16.13%	6.71%	92%
NIE/Avg Assets	2.09%	2.45%	31%
Net Interest Income	4.71%	2.85%	96%
Efficiency Ratio	43.34%	71.36%	6%

The 92% on ROE means that the Bank outperformed 92% of all banks. The 6% efficiency ratio ranking means that only 6% of banks have lower expenses in comparison to their revenues.

Source: Uniform Bank Performance Report (UBPR) as of September 30, 2025 data retrieved January 21, 2026.
Note 1: Peer group is all savings banks with assets greater than $1 billion for quarter ended September 30, 2025

axos

Consolidated Fiscal Second Quarter 2026 Highlights Compared with Fiscal Second Quarter 2025

Asset Growth



$ Millions
30,000
25,000
20,000
15,000
10,000
5,000
0
23,709
19%
28,201
Q2 2025
Q2 2026

Deposit Growth



$ Millions
25,000
20,000
15,000
10,000
5,000
0
19,935
17%
23,233
Q2 2025
Q2 2026

Net Income



$ Millions
200
150
100
50
0
104.7
23%
128.4
Q2 2025
Q2 2026

Diluted EPS



$ Diluted EPS
3.00
2.00
1.00
0.00
1.80
23%
2.22
Q2 2025
Q2 2026

Return on Equity = 17.44%

Return on Assets = 1.83%

Diluted EPS and Book Value Per Share Have Been Consistently Strong

Diluted EPS (FY)

$ Per Share


10.00
7.50
5.00
2.50
0.00
20.0% CAGR
2.98
3.56
3.97
5.07
7.66
1
7.43
2020
2021
2022
2023
2024
2025

Book Value Per Share (FY)

$ Per Share


60.00
40.00
20.00
0.00
18.2% CAGR
20.56
23.62
27.48
32.53
40.26
47.46
2020
2021
2022
2023
2024
2025

Note 1: The year ended June 30, 2024, included a one-time pre-tax gain of approximately $92.4 million, or $1.11 per diluted common share, related to the FDIC Loan Purchase

Resilient Net Interest Margin Through a Variety of Interest Rate Cycles



6%
5%
4%
3%
2%
1%
0%
5.33%
5.08%
4.90%
4.94%
4.62%
4.35%
4.33%
4.13%
3.92%
3.64%
0.26%
0.08%
2021
2022
2023
2024
2025
Q2 2026
NIM
Effective Fed Funds Rate

Loan Growth by Category

Loans	Category	Sub-category	Q2 FY26	Q1 FY26	Inc (Dec)
			$ Millions		
Loans	Single Family Mortgage & Warehouse	Jumbo Mortgage	$ 3,751	$ 3,753	$ (2)
		SF Warehouse Lending	1,044	788	256
	Multifamily & Commercial Mortgage	Multifamily	1,469	1,585	(116)
		Small Balance Commercial	1,029	1,209	(180)
	Commercial Real Estate	CRE Specialty	7,061	6,050	1,011
		Lender Finance RE	1,342	1,245	97
	Commercial & Industrial Non-RE	Lender Finance Non-RE	2,401	2,587	(186)
		Asset-Based and Cash Flow Lending	4,415	3,947	468
		Capital Call Facilities	1,688	1,447	241
	Auto & Consumer	Auto	507	471	36
		Unsecured/OD	69	60	9
			$ 24,776	$ 23,142	$ 1,634

Holistic Credit Risk Management

What We Do

Utilize a holistic credit-risk management framework to manage and monitor credit quality at each stage of the loan life cycle, and leverage specialized Credit Tools to optimize monitoring and reporting capabilities

Credit Monitoring & Oversight

Loan Life Cycle	Set Appetite	Originations	Portfolio Management	Reporting	Special Assets
Axos Credit Objectives	Establish Credit Framework and Culture	Safe Growth	Monitor Assets Throughout Life Cycle	Data-Driven Decision Making	Mitigate Problem Loans
Example of Credit Tools	› Board of Directors › Annual Strategic Plan › Corporate Governance › Policies & Approval Authorities	ncino CoStar Group RIMS exactbid	LERETA	Microsoft SQL Server	LERETA

Note: Credit tools list is a sampling and is not purported to be comprehensive.

Change in Allowance for Credit Losses (ACL) & Unfunded Loan Commitments Reserve (UCL)

($ in millions)


360
340
320
300
280
260
240
220
200
12.9
307.4
(4.8)
2.1
2.7
22.3
15.6
327.0
September 30, 2025
ACL + UCL
Gross Charge-offs
Gross Recoveries
Provision for Credit Losses
December 31, 2025
ACL + UCL
ACL
UCL

Commercial Real Estate Specialty[1] Detail as of December 31, 2025

59% of total Commercial Real Estate Specialty balance at December 31, 2025 is indirect note structures where Axos has first payment priority; these loans carry a weighted-average LTV of 40%. Below is a breakdown of the stage of the properties underlying the CRES loans:

Loan Type	Balance (mm)	Weighted Avg. LTV
Construction	$ 3,426	39 %
Bridge	2,543	48
Stabilized	961	58
Pre-development	131	40
Total	**$ 7,061**	**45 %**

Note 1: Includes Commercial Real Estate Specialty loan portfolio only

Diversified Deposit Gathering

Approximately 85% of deposits are FDIC-insured or collateralized

- Serves approximately 30% of U.S. Chapter 7 bankruptcy trustees in exclusive relationship
- Software allows servicing of SEC receivers and non-chapter 7 cases

- Full service digital banking, wealth management, and securities trading



Fiduciary Services $1.1B
Consumer Direct $11.3B
Distribution Partners $0.3B
Small Business Banking $0.8B
Commercial & Treasury Management $5.2B
Axos Securities $1.1B1
Specialty Deposits $3.4B
Total Deposits: $23.2B

- HOA and property management
- Business management and entertainment
- Title and escrow companies
- 1031 exchange firms

- White-label banking

- Broker-dealer client cash
- Broker-dealer reserve accounts

- Business banking with simple suite of cash management services

- Full service treasury/cash management
- Team enhancements and geographic expansion
- Bank and securities cross-sell

Deposit balances as of December 31, 2025
Note 1: Excludes approximately $460 million of off-balance sheet deposits

Five-Year Deposit Growth

($ in billions)



18.5% CAGR
$25.0
$20.0
$15.0
$10.0
$5.0
$—
$10.8
$13.9
$17.1
$19.4
$20.8
$23.2
6/30/2021
6/30/2022
6/30/2023
6/30/2024
6/30/2025
12/31/2025

Customer Base and Deposit Volume is Well Distributed Throughout the United States


WA
MT
ND
MN
OR
ID
SD
WI
MI
ME
VT
NH
WY
NY
MA
CT
RI
IA
NE
PA
NJ
OH
IL
IN
NV
UT
CO
MD
DE
KS
MO
WV
KY
VA
CA
Number of Accounts
1
1,000
2,000
3,000
3,607
TN
NC
OK
AR
AZ
NM
SC
MS
AL
GA
Average Balance
$0
$250,000
TX
LA
FL

Axos Deposits Have National Reach With Customers in Every State

Non-Interest Income Growth and Diversification

Year Ended
June 30, 2020

Total Non-Interest Income =
$103.0 million



$6.0
$27.5
$46.3
$23.2

($ in millions)

- Prepayment Penalty fee income
- Mortgage Banking and Servicing Rights
- Banking and Service Fees
- Broker-Dealer Fees

Three Months Ended
December 31, 2025

Total Non-Interest Income =
$213.5 million[1]



$4.1
$2.6
$35.3
$126.9
$44.6

($ in millions)

- Prepayment Penalty Fee Income
- Mortgage Banking and Servicing Rights
- Advisory Fees
- Banking and Service Fees
- Broker-Dealer Fees

Note 1: Represents annualized quarterly December 31, 2025 data

Axos Clearing and Custody Highlights

- Leadership team with more than 100 years combined industry experience.
- Proprietary front- and back-end technologies for advisors and broker-dealers.
- Axos Advisor Services is the 7th largest RIA custodian in the U.S.
- More than $44 billion in Clearing Services client assets under custody and/or administration.

Three Months Ended December 31, 2025



Net Interest Income
5%
Securities Lending
6%
Margin Lending
12%
Custody
23%
Clearing Fees
& Execution
18%
Cash Sorting
36%

Custody	$	8,828,935
Clearing Fees & Execution		7,083,172
Cash Sorting		13,955,298
Margin Lending		4,524,617
Securities Lending		2,457,152
Net Interest Income		1,697,974
Net Revenues	**$**	**38,547,148**

Three Months Ended June 30, 2020



Net Interest Income
5%
Securities Lending
17%
Clearing Fees
& Execution
54%
Margin Lending
15%
Cash Sorting
9%

Custody	$	–
Clearing Fees & Execution		4,817,561
Cash Sorting		811,599
Margin Lending		1,455,625
Securities Lending		1,588,500
Net Interest Income		494,424
Net Revenues	**$**	**9,167,709**

Axos Advisor Services (AAS) At A Glance

Liberty Provides a Comprehensive Turnkey Platform



Unified Managed Accounts
Easy Rebalancing
Automatic Reconciliation
Customer Relationship Management
Proposal Generation
Simplified Account Opening
eSignature
Tax Management Tools
Fee Billing
Performance Reporting

Serving 209 RIAs[1]
($1M+ AUC)

~$34B Assets Under Custody

TAMPs	Traditional RIAs	Small RIAs
55% of Total AUC	*43% of Total AUC*	*2% of Total AUC*
Turnkey Asset Management Platform, relies on Reps to gather assets and maintain relationship with investor	Gathers and manages assets, works directly with investor	Advisors with <$25M in AUC

Data as of December 31, 2025
Note 1: 251 total advisors on Liberty platform; advisors with <$1M AUC comprise <12M in total assets; there are 9 non-AAS RIAs not on Liberty at Axos Clearing

Secular Industry Trends Provide Opportunities for Axos

Fee Compression for Active and Passive Investment Managers

- RIAs need to reduce costs and streamline back-office ops
- Automation frees up time/resources for client interactions

Advisors are Leaving Wirehouses to Become Independent Advisors

- Axos to provide bundled securities clearing, custody and banking services
- Target small & medium-sized RIAs and IBDs that large custodians do not serve well

Aging Advisor Population is Driving Consolidation and Succession Planning

- Axos to provide succession-based and M&A financing to RIAs and IBDs
- Nationwide footprint and industry focus are competitive advantages

Digitization of Wealth Management

- Axos offers direct-to-consumer self-directed trading and robo-advisory solutions; will offer private label robo-advisory solutions to independent RIAs

Axos Securities Roadmap

Leverage expertise and technologies in clearing and custody to serve a broader client base

Past

2018 - 2022

People
- Highly skilled in the business segment(s) being served (Uncertainty, frustration)

Processes
- Operational inefficiencies (high cost, inflexible)

Technology
- Closed ecosystem technology and dependent on 3rd party solutions

COR CLEARING

TRUST COMPANY OF AMERICA

Present

2023 - 2025

axos CLEARING — A subsidiary of Axos Financial

axos ADVISOR SERVICES

People
- Learning new skills within the current business vertical (adaptable, siloed)

Processes
- Leveraging technology for efficiencies / outsourcing low value tasks (enhanced accuracy, better resource utilization)

Technology
- Home-grown bi-furcated technology (duplicative, confusing)

Future

2026+

axos SECURITIES

People
- Broad growth in competence and knowledge (Collaborative, Aligned, Client-Centric)

Processes
- Digital transformation that drives automation and scalability (Data- driven, AI, Machine Learning, Agile)

Technology
- Entitlement-based single pane of glass tech & open architecture data solution(s) meet clients where they are at (Innovative, Differentiated, Flexible)

Axos' Business Model is Differentiated From Other Banks

Customer Acquisition	Sales	Servicing	Distribution
› Digital Marketing › Affinity and Distribution Partners › Data mining/target feeding direct marketing › Cross-selling	› Automated fulfillment › Inbound call center sales › Outbound call center sales › Minimal outside sales › Significant inside sales	› Self-service › Digital journey › Direct banker (call center)	› Balance sheet › Whole loan sales options › Securitization

Core Digital Capabilities

- Data Driven Insight
- Integrated Customer Experience
- Digital Marketing
- Digitally Enabled Operations
- Next-Gen Technology

axos

Evolving Capabilities of the UDB Platform

UDB offers a growing set of products, capabilities and integrations



UDB 1.0
UDB 2.0
White Label UDB
Products + Features
Banking: Axos deposit products
Borrowing: Axos loan products
Investing: Managed Portfolios, Self Directed Trading
Planning: Account Aggregation, PFM, Credit Monitoring
Segments
Co-branded Wealth Management
Small Business Banking
Enablers
Personalized Offers + Content
SSO to Enrollment Portals
Universal Enrollment: Single, digital point of sale

Operational Productivity Initiatives

Automation/Straight-Through Processing

- Leverage APIs to streamline workflows for clients on front end in new commercial deposit platform (ACE)
- Abstract authentication and entitlements out of core to make it more scalable and customizable

Low-Code Development

- Axos Professional Workstation (APW) development
- Code refresh for AAS' advisor platforms: ALF and Liberty
- New feature and platform development for Axos Invest/SDT

Artificial Intelligence

- QC of various legal documents and contracts
- Streamline various credit and portfolio management functions (i.e. appraisal reviews)
- Automate additional risk and compliance monitoring tasks

Offshoring

- Commercial spreading and manual credit underwriting tasks to ABC/Acuity
- Zenith bookkeeping support and journal entries
- Accounts payable and other accounting functions

Contact Information

Greg Garrabrants, President and CEO
Derrick Walsh, EVP and CFO

investors@axosfinancial.com
www.axosfinancial.com

Johnny Lai, SVP Corporate Development and Investor Relations

Phone: 858.649.2218

Mobile: 858.245.1442

jlai@axosfinancial.com